INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

July 26, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of Livian Equity Opportunity Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 17, 2015, on the Registrant’s registration statement filed on Form N-1A with respect to Livian Equity Opportunity Fund, a series of the Registrant.  Responses to all of the comments are included below.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table
1.	Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement. Also, confirm that the contractual fee waiver letter will be filed as an exhibit to the Registration Statement.

Response:  The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date.  Further, the Registrant confirms that the contractual fee waiver letter will be filed as an exhibit to the Registration Statement.

Principal Investment Strategies
2.	The first sentence of the first paragraph states “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity and equity-related securities of U.S. issuers.” Please define “equity-related securities” in the Prospectus and if they include derivatives, please confirm in the response letter that the Fund will value derivatives at market level rather than notional level.

Response:  The Registrant confirms that the Fund will invest 80% of its total assets in equity securities and that the Fund will only use equity-related securities such as shares of exchange-traded funds in non-normal market conditions.  Therefore, the disclosure regarding equity-related securities has been removed from the Prospectus since it is not part of the Fund’s principal investment strategies.  The first sentence under “Principal Investment Strategies” has been revised as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of U.S. issuers.”

Further, the first sentence of the second paragraph under “Principal Investment Strategies” has been revised as follows:

“Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible preferred stock, shares of real estate investment trusts (“REITs”), warrants and rights.”

3.	Please disclose the Fund’s maturity policy with respect to convertible debt securities. In the response letter, please confirm that the convertible debt will be included as part of the Fund’s principal 80% investment policy since they are “in the money” at the time of investment.

Response:   The Registrant confirms that the Predecessor Fund has not owned convertible debt securities and the Fund does not anticipate owning convertible debt securities.  Therefore, the second and third sentences of the second paragraph under “Principal Investment Strategies” have been deleted.

4.	The first sentence of the third paragraph states “The Fund may invest up to 20% of its total assets in equity securities of non-U.S. issuers.” Please confirm if the Fund intends to invest in emerging markets and if so, please provide appropriate disclosure regarding the Fund’s investments in emerging markets and add additional risk disclosure.

Response:  The Registrant confirms that the Fund will not invest in emerging markets as part of its principal investment strategies.

Principal Risks of Investing
5.	Although “Sector focus risk” and “Real estate investment trust (REIT) risk” are included in the “Principal Risks of Investing,” there is no mention of these under “Principal Investment Strategies.” If investing in a particular sector or investing in REITs is a principal investment strategy, include information in that section or if not, delete these risks from the “Principal Risks of Investing” section.

Response:  The Registrant confirms that the Fund may invest in REITs.  The first sentence of the second paragraph under “Principal Investment Strategies” has been revised as follows:

“Equity securities in which the Fund may invest include common stocks, preferred stocks, convertible preferred stock, shares of real estate investment trusts (“REITs”), warrants and rights.”

The Fund does not intend to concentrate its investments in a particular sector and, therefore, “Sector focus risk” has been removed from “Principal Risks of Investing.”

Performance
6.	Please revise the disclosure in the paragraph under “Performance” to track the language set forth in the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995), to state how the Fund’s objective, policies, guidelines and restrictions are materially equivalent to those of the Predecessor Fund. Disclose the date the Predecessor Fund will transfer assets to the Fund. Further, state that the performance shows the Predecessor Fund’s performance year-after-year and that past performance of the Predecessor Fund before and after taxes is not an indication of how the Fund will perform in accordance with Item 4(b)(2)(i) of Form N-1A.

Response:   The disclosure has been revised as requested.

7.	Confirm that the performance disclosure will satisfy the MassMutual Institutional Funds, SEC No-Action Letter (September 28, 1995) requirements. The requirements are as follows: (1) confirm that the Predecessor Fund was created for a purpose other than to establish a performance record, such as when and why it was created; (2) confirm whether there were other substantially similar accounts or funds managed by the advisor, and if there were, explain why those accounts or funds were not selected for conversion into the new Fund and why the Predecessor Fund was; (3) confirm what section of the 1940 Act the Predecessor Fund relied upon to be exempt from registration; (4) confirm whether the Predecessor Fund will transfer substantially all of its securities to the new Fund; (5) confirm whether the advisor believes that the Predecessor Fund, although not required to, could have complied with the investment restrictions under Subchapter M of the Internal Revenue Code of 1986; and (6) confirm the advisor has the records to support the performance calculations as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response:   (1) The Registrant obtained confirmation from Livian & Co., LLC (the “Advisor”) that the Predecessor Fund was created as a vehicle for providing long-term capital appreciation to the Advisor’s private account clients, and not for the purpose of establishing a performance record.   The Predecessor Fund commenced operations on June 1, 2012. (2) The Registrant has obtained confirmation from the Advisor that there were no other substantially similar accounts or funds managed by the Advisor that were not selected for conversion into the Fund.  (3) Prior to the conversion into the Fund, the Predecessor Fund relied on the exemption under Section 3(c)(1) of the 1940 Act.  (4) The Registrant confirms that the Predecessor Fund will transfer all or substantially all of its assets to the Fund.  (5) The Registrant obtained confirmation from the Advisor that it believes the Predecessor Fund, although not required to do so, likely would have been able to comply with the investment restrictions imposed by Subchapter M of the Internal Revenue Code or could have made adjustments to fund investments to comply with those restrictions without having caused the Predecessor Fund to materially deviate from its investment objective or strategy.  (6) The Registrant obtained confirmation from the Advisor that it has the records to support the calculation of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Bar Chart
8.	Disclose in a footnote to the bar chart if the returns are net of the Predecessor Fund’s expenses.

Response:   The annual returns reported in the bar chart are calculated by taking the Predecessor Fund’s gross returns and subtracting the Fund’s expense ratio to yield the Fund’s estimated net return.  This is reflected in the following footnote to the bar chart:

“*Returns have been adjusted to reflect the estimated net annual operating expenses of the Fund.”

Portfolio Managers
9.	The second sentence states “Messrs. Livian and Mulholland have been jointly responsible for the day-to-day management of the Fund’s portfolio since its inception on January [ ], 2016.” Please revise the disclosure to state Messrs. Livian and Mulholland are “jointly and primarily” responsible for the day-to-day management of the Fund’s portfolio.

Response:   The disclosure has been revised as requested.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
10.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response:  The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

11.	The third sentence in the second paragraph states “In selecting companies in which to invest the Fund’s portfolio management team analyses [sic] all three financial statements and places the greatest emphasis on cash flows.” Please revise the disclosure to clarify what “all three financial statements” means.

Response:  The Registrant has revised the disclosure as follows:

“In selecting companies in which to invest, the Fund’s portfolio management team analyzes a company’s income statement, balance sheet and statement of cash flows, and places the greatest emphasis on cash flows.”

Principal Risks of Investing

12.	The risk disclosure for “No Operating History” states “As a result, prospective investors have no track record or history on which to base their investment decisions, except for that of the Predecessor Fund.” This disclosure should be included in the “No Operating History” risk disclosure contained in the Summary Section.

Response:  The second sentence contained under “No Operating History” in the “Principal Risks of Investing” in the Summary Section has been revised as follows:

“As a result, prospective investors have no Fund record or history on which to base their investment decisions, except for that of the Predecessor Fund.”

YOUR ACCOUNT WITH THE FUND

Buying Fund Shares
13.	The disclosure currently provides that to purchase shares of the Fund you must invest $10,000 whereas other sections in the prospectus are left blank. Please confirm the correct amount in all appropriate places where it is disclosed.

Response:  The Registrant confirms that the Fund’s minimum investment is $10,000 and that disclosure has been added in all appropriate places within the prospectus.

Selling (Redeeming) Fund Shares
14.	The third sentence within the paragraph states, “The financial intermediary must receive and transmit your redemption order to the Transfer Agent prior to 4:00 p.m. (Eastern time) on a business day for the redemption to be processed at the current day’s NAV.” This sentence is inconsistent with Rule 22c-1(a) of the 1940 Act.

Response:  The disclosure has been revised as follows:

“The financial intermediary must receive your redemption order prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

MANAGEMENT OF THE FUND

Portfolio Managers
15.	The second sentence under “Compensation” states “Also, each portfolio manager participates in the overall profitability of the Advisor and receives distributions.” Please clarify in the disclosure what is meant by “receives distributions.”

Response:  The second sentence has been revised as follows:

“Also each portfolio manager participates in the overall profitability of the Advisor through year-end bonuses.”

FINANCIAL STATEMENTS

16.	The SAI should include at least two years of audited financial statements of the Predecessor Fund and such financial statements should comply with Regulation S-X including full schedule of investments and financial highlights. Include the financial statements of the Predecessor Fund in the Registrant’s Registration Statement and file the Registration Statement pursuant to Rule 485(a) of the Securities Act of 1933.

Response:   As requested, the Registrant will include the 2014 and 2015 audited financial statements of the Predecessor Fund in its Registration Statement filing pursuant to Rule 485(a).

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Diane Drake (626-385-5777) or Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake